FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 30 January 2008


                                File no. 0-17630


                              Holding(s) in Company



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company




                           CRH plc ("the Company")
                          -----------------------


The Company received notification today, 30th January 2008, from Bank of Ireland Asset Management Limited, pursuant to Chapter 2 of Part IV of the Companies Act 1990, that, as at today's date, they had an interest in 27,013,024 Ordinary Shares of CRH plc, representing 4.95 per cent of the Company's issued Ordinary Share Capital. The notification states the shares are registered in nominee company names, as listed below, as registered owner only on behalf of a range of clients who are the beneficial owners:


BNY Custodial Nominees Limited                            317,392

Bank of Ireland Nominees Limited                       23,971,344

Nortrust Nominees Limited                                 420,335

ROY Nominees Limited                                      830,927

Mellon Nominees Limited                                 1,452,754

Vidacos Nominees Limited (FGN)                             20,272


Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340







                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 January 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director